Prologis, Inc. and Prologis, L.P. Pier 1, Bay 1 San Francisco, California 94111

July 8, 2019

Via EDGAR

Howard Efron

Staff Accountant

Division of Corporation Finance

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Prologis, Inc. and Prologis, L.P.

       Form 10-K for the year ended December 31, 2018

       Filed February 13, 2019

       File No. 001-13545 and File No. 001-14245

Dear Mr. Efron:

We are writing in response to your letter dated June 25, 2019, setting forth the comment of the staff of the Division of Corporation Finance (the “Staff”) on the Form 10-K of Prologis, Inc. and Prologis, L.P. (together, the “Company”) for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 13, 2019 (“Form 10-K”). We have carefully considered the Staff’s comment and our response is set forth below. To facilitate the Staff’s review, we have reproduced the Staff’s comment in italicized text and added our response below.

Form 10-K for the year ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Same Store Analysis, page 28

1. We note your response to comment 1 and your proposed disclosure. We continue to be unclear how you determined it was appropriate to include 100% of property NOI from unconsolidated co-investment ventures included in same store portfolio within O&M same store property NOI – net effective and O&M same store property NOI – cash. Please advise or confirm that you will revise future filings to not combine 100% of property NOI from unconsolidated co-investment ventures with consolidated property NOI.

We appreciate you taking time to further discuss your comment with us on July 1, 2019. As we expressed, our same store metrics are important measures we use to evaluate the performance of our owned and managed (“O&M”) portfolio, which consists of our consolidated properties and properties owned by our unconsolidated co-investment ventures. We evaluate the same store metrics of our O&M portfolio in two ways: (1) based on our ownership interest in the underlying properties (“our share”); and (2) the total O&M portfolio at 100%. We evaluate our operating results using an our share basis as it represents the financial results of our portfolio that impact the Company and our stockholders. Additionally, we evaluate the operating performance of our properties on an 100% O&M basis as that presents the global operating fundamentals of our total portfolio, which we manage regardless of ownership, and serves as a measure of the performance of our officers and is a component of their compensation. Given we utilize 100% O&M same store NOI as a measure of our officers’ compensation, we disclose those amounts in the Compensation Discussion and Analysis section of our annual proxy statement.

We understand your concern around our disclosure related to combining 100% of the same store property NOI from our unconsolidated portfolio with our consolidated portfolio and therefore, we will no longer combine 100% of same store property NOI from unconsolidated co-investment ventures with same store consolidated property NOI. As noted above we manage our business and review our operating fundamentals on both an our share and an O&M basis, and, as a result, present this information in Management’s Discussion and Analysis of Financial Condition and Results of Operations and our investors also utilize this information to evaluate our performance. We have revised our reconciliation of consolidated property NOI to Prologis share of same store property NOI disclosure and as a result, the reconciliation no longer combines 100% of same store property NOI from unconsolidated co-investment ventures with consolidated same store property NOI but provides the necessary information for users to calculate the same store metrics on that basis.

Given the timing around our second quarter reporting (we currently anticipate releasing our second quarter results on July 16th and filing our quarterly report on Form 10-Q for the quarterly period ended June 30, 2019 on July 22nd), we plan to include this revised disclosure unless we receive a response from the Staff prior to the time those documents are released. We also note that, because a component of our officers’ compensation is based on the 100% O&M same store NOI results, we will continue to provide disclosure of those amounts in the Compensation Discussion and Analysis section of our annual proxy statement.

The following is our proposed same store disclosure that incorporates the changes discussed above based on results reported for the quarterly period ended March 31, 2019:

Same Store Analysis

Our same store metrics are non-GAAP financial measures, which are commonly used in the real estate industry and expected from the financial community, on both a net effective and cash basis. We evaluate the performance of the operating properties we own and manage using a “same store” analysis because the population of properties in this analysis is consistent from period to period, which allows us and investors to analyze our ongoing business operations. We determine our same store metrics on property NOI, which is calculated as rental revenue less rental expense for the applicable properties in the same store population for both consolidated and unconsolidated properties based on our ownership interest, as further defined below.

We define our same store population for the three months ended March 31, 2019 as the properties in our O&M operating portfolio, including the property NOI for both consolidated properties and properties owned by the unconsolidated co-investment ventures at January 1, 2018 and owned throughout the same three-month period in both 2018 and 2019. We believe the drivers of property NOI for the consolidated portfolio are generally the same for the properties owned by the ventures in which we invest and therefore we evaluate the same store metrics of the O&M portfolio based on Prologis’ ownership in the properties (“Prologis Share”). The same store population excludes properties held for sale to third parties, along with development properties that were not stabilized at the beginning of the period (January 1, 2018) and properties acquired or disposed of to third parties during the period. To derive an appropriate measure of period-to-period operating performance, we remove the effects of foreign currency exchange rate movements by using the reported period-end exchange rate to translate from local currency into the U.S. dollar, for both periods.

As non-GAAP financial measures, the same store metrics have certain limitations as an analytical tool and may vary among real estate companies. As a result, we provide a reconciliation of Rental Revenues less Rental Expenses (“Property NOI”) (from our Consolidated Financial Statements prepared in accordance with U.S. GAAP) to our Same Store Property NOI measures, as follows for the three months ended March 31 (dollars in millions):

			Percentage
	2019	2018	Change
Reconciliation of Consolidated Property NOI to Same Store Property NOI measures:

Rental revenues	$697	$556
Rental expenses	(188)	(143)
Consolidated Property NOI	509	413

Adjustments to derive same store results:
Property NOI from consolidated properties not included in same store portfolio and other adjustments (1)(2)	(130)	(40)
Property NOI from unconsolidated co-investment ventures included in same store portfolio (1)(2)	451	432
Third parties' share of Property NOI from properties included in same store portfolio (1)(2)	(362)	(356)
Prologis Share of Same Store Property NOI – Net Effective (2)	$468	$449	4.3%
Consolidated properties straight-line rent and fair value lease adjustments included in same store portfolio (3)	(6)	(9)
Unconsolidated co-investment ventures straight-line rent and fair value lease adjustments included in same store portfolio (3)	(6)	(15)
Third parties' share of straight-line rent and fair value lease adjustments included in same store portfolio (2)(3)	5	12
Prologis Share of Same Store Property NOI – Cash (2)(3)	$461	$437	5.5%

(1)

We exclude properties held for sale to third parties, along with development properties that were not stabilized at the beginning of the period and properties acquired or disposed of to third parties during the period. We also exclude net termination and renegotiation fees to allow us to evaluate the growth or decline in each property’s rental revenues without regard to one-time items that are not indicative of the property’s recurring operating performance. Net termination and renegotiation fees represent the gross fee negotiated to allow a customer to terminate or renegotiate their lease, offset by the write-off of the asset recorded due to the adjustment to straight-line rents over the lease term. Same Store Property NOI is adjusted to include an allocation of property management expenses for our consolidated properties based on the property management services provided to each property (generally, based on a percentage of revenues). On consolidation, these amounts are eliminated and the actual costs of providing property management services are recognized as part of our consolidated rental expense.

(2)

We include the Property NOI for the same store portfolio for both consolidated properties and properties owned by the co-investment ventures based on our investment in the underlying properties. In order to calculate our share of Same Store Property NOI from the co-investment ventures in which we own less than 100%, we use the co-investment ventures’ underlying Property NOI for the same store portfolio and apply our ownership percentage at March 31, 2019 to the Property NOI for both periods, including the properties contributed during the period. We adjust the total Property NOI from the same store portfolio of the co-investment ventures by subtracting the third parties’ share of both consolidated and unconsolidated co-investment ventures.

During the periods presented, certain wholly owned properties were contributed to a co-investment venture and are included in the same store portfolio. Neither our consolidated results nor those of the co-investment ventures, when viewed individually, would be comparable on a same store basis because of the changes in composition of the respective portfolios from period to period (e.g. the results of a contributed property are included in our consolidated results through the contribution date and in the results of the venture subsequent to the contribution date based on our ownership interest at the end of the period). As a result, only line items labeled “Prologis Share of Same Store Property NOI” are comparable period over period.

(3)

We further remove certain noncash items (straight-line rent and amortization of fair value lease adjustments) included in the financial statements prepared in accordance with U.S. GAAP to reflect a Same Store Property NOI – Cash measure.

We manage our business and compensate our executives based on the same store results of our O&M portfolio at 100% as we manage our portfolio on an ownership blind basis. We calculate those results by including 100% of the properties included in our same store portfolio.

*****

Please contact the undersigned at (415) 733-9405 if you have any questions or require additional information.

Sincerely,

/s/ Thomas S. Olinger
Thomas S. Olinger
Chief Financial Officer

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